November 3, 2006

William Choi

Branch Chief

Division of Corporation Finance

Mail Stop 3561

Securities and Exchange Commission

Washington, DC 20549

RE:	ONEOK, Inc.

Form 10-K for Fiscal Year Ended December 31, 2005

Filed March 13, 2006

Form 10-Q for the Fiscal Quarter Ended June 30, 2006

Filed August 4, 2006

File No. 1-13643

Dear Mr. Choi:

This letter is to respond to your letter dated September 27, 2006 to ONEOK, Inc. and is a follow-up of our letter to you dated October 10, 2006. Our responses are as follows:

Form 10-K for fiscal year ended December 31, 2005

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Contractual Obligations and Commercial Commitments, page 50

1.	Please revise your tabular disclosure of contractual obligations to include estimated interest payments on your debt. Since the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. A footnote to the table should provide appropriate disclosure regarding how you estimated the interest payments. If you choose not to include these payments, a footnote to the table should clearly identify the excluded item and provide any additional information that is material to an understanding of your cash requirements. See Item 303(a)(5) of Regulations S-K and footnote 46 to SEC Release No. 33-8350.

William Choi

November 3, 2006

RESPONSE:

In our Form 10-Q for the period ended September 30, 2006, we revised our contractual obligations table to include interest payments on our debt. We also provided disclosure regarding the method used to estimate interest payments.

Quantitative and Qualitative Disclosures About Market Risk, Page 52

2.	Please reconcile the net fair value of contracts outstanding at December 31, 2004 and 2005 in the table on page 52 with the carrying value of the financial trading and non-trading assets and liabilities included in your table on page 80. Please tell us the specific types of derivatives included in the financial trading and non-trading instruments line items as well as the related commodity contract volumes, as applicable. Please quantify the fair values of each major type of derivative instruments included within this line item and consider segregating this line item into more descriptive categories in future filings. Please also explain the business purpose of your non-trading instruments. For example, please tell us whether these instruments are used in economic hedges that do not qualify for hedge accounting under SFAS 133.

RESPONSE:

The following table reconciles the net fair value of contracts outstanding at December 31, 2005 and 2004 between the fair value tables included in our Item 7A disclosures and our financial trading and non-trading instruments line item in our fair value footnote.

	2005	2004
Assets	$483,875	$242,618
Liabilities	446,092	255,884

Net	37,783	(13,266)
Net option premiums paid (received)	7,447	(31,217)

	$30,336	$17,951

The net option premium paid or received represents the cash exchanged to buy or sell option positions. We exclude the cash payment from our changes in fair value. Our changes in fair value as detailed in our Item 7A fair value tables include only the changes in fair value that are recorded in the income statement. This presentation is consistent with our interpretation that the intent of Release No. 33-8056 is to disclose the impact that mark-to-market accounting has on current period earnings.

The table below details the specific derivatives included in our financial trading and non-trading instruments line item, including contract values and fair values.

William Choi

November 3, 2006

	Balance Sheet Classification			Volumes Long (Short)
Instrument (000’s)	Asset	Liability	Net	Asset		Liability		Net
Forwards -
NYMEX Natural Gas Futures*	$315,403	$(213,663)	$101,740		75,405		(18,810)		56,595
OTC Natural Gas Swaps*	296,799	(280,410)	16,389		12,519		(34,940)		(22,421)
Natural Gas Basis Swaps*	412,823	(442,220)	(29,397)		(480,017)		527,229		47,212
OTC Physical Transactions*	215,189	(255,310)	(40,121)		(76,450)		5,975		(70,475)
Other	73,672	(73,714)	(42)		1,856		(1,856)		—
Canadian Currency Swaps	2,065	(350)	1,715	C$	36,850	C$	(8,150)	C$	28,700

Options -
NYMEX Natural Gas*	59,559	(70,837)	(11,278)		(88,250)		131,570		43,320
OTC Natural Gas*	64,272	(69,978)	(5,706)		(27,025)		9,025		(18,000)
Physical Options*	2,014	(330)	1,684		780		(1,090)		(310)
Other	8,607	(5,808)	2,799

Sub-total	1,450,403	(1,412,620)	37,783
Intercompany Elimination	(14,924)	14,924	—
Right of Offset	(951,604)	951,604	—

Total	$483,875	$(446,092)	$37,783

*	Volumes stated in MMBtu

In future filings, we will consider segregating this line item into more descriptive categories.

Our non-trading instruments primarily relate to derivatives used as economic hedges. These instruments include economic hedges that do not qualify for hedge accounting under Statement 133. Additionally, these are instruments that, for various reasons, have not yet been declared and qualified for hedge accounting under the requirements of Statement 133.

William Choi

November 3, 2006

Consolidated Statements of Income, Page 59

3.	Please revise future filings to present the regulated and non-regulated portions of your revenue and operating expenses in separate line items on the face of your statements of income. See Rule 5-03(b) of Regulation S-X. If you believe your segment data presents this information, please explain.

RESPONSE:

Our distribution segment consists of traditional regulated gas distribution utilities. Our Pipelines and Storage segment is also regulated. Discussion of the regulation of these two segments is on pages 7-11, 17, 35-37, 39-43, 71 and 72 of the 2005 Form 10-K. We believe that our segment data in Note M of the 2005 Form 10-K in the notes to the financial statements provide all required disclosures of Rule 5-03(b) in a format that does not confuse the reader.

Consolidated Statements of Cash Flows, Page 63

4.	Please revise your filing to separately identify borrowings and payments of your notes payable or tell us why you believe your presentation of net borrowings is appropriate. Refer to paragraph 13 of SFAS 95.

RESPONSE:

The net amount of borrowings and payments for notes payable represent financing activities through our commercial paper program. Borrowings under our commercial paper program have maturities of 30 days or less and involve large dollar amounts. The borrowings for 2005, 2004 and 2003 were $10.0 billion, $5.1 billion and $3.0 billion, respectively. The payments for 2005, 2004 and 2003 were $9.1 billion, $5.1 billion and $2.7 billion, respectively. We believe we have appropriately considered the guidance in paragraph 13 of Statement 95, except that we inappropriately netted the borrowing and payment under our short-term bridge financing facility in 2005. In June 2005, we borrowed $1 billion under our short-term bridge facility to complete an acquisition and repaid $100 million by December 31, 2005. We have concluded that the current presentation does not have a material impact on our 2005 statement of cash flows and thus our 2005 Form 10-K does not need to be amended. We reached this conclusion as the net changes in our commercial paper program was a net payment of $2.5 million, thus the net borrowing amount of $897.5 million presented in our statement of cash flows primarily relates to the short-term bridge financing facility. The borrowings under the bridge facility are disclosed in Note H and we do not believe the reader has been misled. We will change the presentation of our 2005 statement of cash flows in all future filings.

Note A. Summary of Accounting Policies

Property, Page 71

William Choi

November 3, 2006

5.	Please segregate your property and accumulated depreciation balances between your regulated and non-regulated operations. Refer to Rule 5-02(13)(b) of Regulation S-X.

RESPONSE:

Our Distribution segment consists of traditional regulated gas distribution utilities. Our Pipelines and Storage segment is also regulated. Discussion of the regulation of these two segments is on pages 7-11, 17, 35-37, 39-43, 71 and 72 of the 2005 Form 10-K. We believe our property disclosures in Note A on page 71 of the 2005 Form 10-K provides all of the required disclosures of Rule 5-02(13)(b) and (14).

Note F. Comprehensive Income, Page 82

6.	Please revise to present the accumulated balances for each classification of other comprehensive income that corresponds to those classification used elsewhere in your financial statements. Please also disclose the amount of income tax expense or benefit allocated to each component of comprehensive income. Refer to paragraphs 25 and 26 of SFAS 130.

RESPONSE:

Beginning with our Form 10-Q for the quarter ending September 30, 2006, we will revise our footnote disclosure in all future filings to include the guidance in paragraphs 25 and 26 of Statement 130.

Note J. Employee Benefit Plans, Page 86

7.	We note your disclosure on page 86 that indicates you elected to delay recognition of the accumulated benefit obligation and amortize it over 20 years as a component of net periodic postretirement benefit cost. Please clarify for us the basis in GAAP for this election and tell us how this election has impacted your consolidated statements of income for each period presented compared with other available alternatives.

RESPONSE:

Upon adoption of Statement 106, we made a one-time election to recognize the transition obligation from adopting Statement 106 on a delayed basis as a component of net periodic postretirement benefit cost as allowed under paragraphs 110 and 112. At adoption, our postretirement benefit obligation was entirely unfunded, thus our transition obligation was equal to our accumulated benefit obligation. Working with our actuaries, we determined that the average remaining service period of our active plan participants to be 20 years. In accordance with paragraph 112, we began amortizing the transition obligation over a 20-year period. Since adoption of Statement 106, our cumulative benefit payments have not exceeded the cumulative postretirement benefit costs accrued subsequent to the transition

William Choi

November 3, 2006

date. Therefore, we have not accelerated the amortization of the transition obligation. If we would have adopted Statement 106 and immediately recognized the transition obligation in net income, our annual net periodic benefit costs would be lower by $3.456 million for 2003-2005.

8.	We note your disclosure on page 87 that you remeasured your pension plans in 2004 as of November 30 due to the Northern Plains acquisition. Please tell us whether you accounted for this remeasurement as a change in accounting estimate or a change in accounting principle and the basis in GAAP for your treatment. Please also tell us if your auditors issued a preferability letter for the accounting change.

RESPONSE:

We use an annual measurement date of September 30 for our plan assets and obligations. This date is within three months of our year end and such date was selected as allowed in Statement 87, paragraph 52. In November 2004, we acquired 82.5 percent of the 2 percent general partner interest in Northern Border Partners, L.P. (now known as ONEOK Partners, L.P.). As the general partner, we assumed responsibility for the operations of Northern Border. As part of this acquisition, we added approximately 400 Northern Border employees to ONEOK and to the ONEOK benefit plans. In accordance with Statement 87, paragraph 53, and in consultation with our actuaries, we determined that the addition of the Northern Border employees was a significant event, which required a remeasurement of our plan assets and obligations as of the acquisition date. Because the remeasurement was not a change in accounting principle, we did not obtain a preferability letter from our auditors. We continue to utilize a September 30 annual measurement date.

Note K. Commitments and Contingencies, Page 91

9.

You disclose that you own or retain legal responsibility for the environmental conditions at twelve former manufactured gas sites in Kansas. You further disclose that costs can range from $100,000 to $10 million per site based on your previous experience and that total remedial costs for the ten sites which have not achieved regulatory closure are expected to exceed $500,000 per site. Due to the potential significance of these environmental projects, we feel that additional detailed disclosures in MD&A and in the financial statement footnotes regarding the judgments and assumptions underlying the recognition and measurement of the liabilities are necessary to inform readers fully regarding the range of reasonably possible outcomes that could have a material effect on your financial condition, results of operations, or liquidity. For example, as discussed in paragraph 9 of SFAS 5, we believe that the amounts accrued for these matters may need to be disclosed. To the extent it is reasonably possible you will incur losses in excess of recorded amounts related to this or other contingent liabilities, please provide the applicable disclosures in accordance with SFAS 5, including the amount or range of reasonably possible losses in excess of recorded amounts. Alternatively, if no amount of loss in excess of recorded amounts is believed to be reasonably possible, please state this in your disclosure. Please note that the term reasonably possible, as described in paragraph .160 of SOP 96-1, spans a significant range

William Choi

November 3, 2006

starting from remote and ending with probable. Other disclosures, as further described in SAB Topic 5-Y, may be necessary, including (but not limited to):

•	The circumstances affecting the reliability and precision of loss estimates;

•	The extent to which unasserted claims are reflected in the accruals or may affect the magnitude of the contingency;

•	Whether, and to what extent, losses may be recoverable from third parties;

•	The timing of payments of accrued and unrecognized amounts;

•	The material components of the accruals and significant assumptions underlying estimates;

•	The recurring costs of managing hazardous substances and pollutions in ongoing operations;

•	Mandated expenditures to remediate previously contaminated sites; and

•	Other infrequent or non-recurring clean-up expenditures that can be anticipated, but which are not required in the present circumstances.

See the guidance provided in SFAS 5, SAB Topic 5-Y, and SOP 96-1.

RESPONSE:

We revised the disclosures in our Form 10-Q for the period ended September 30, 2006 to include the following information:

We own or retain legal responsibility for the environmental conditions at 12 former manufactured gas sites in Kansas that we acquired in November 1997. These sites contain potentially harmful materials that are subject to control or remediation under various environmental laws and regulations. A consent agreement with the KDHE presently governs all work at these sites. The terms of the consent agreement allow us to investigate these sites and set remediation activities based upon the results of the investigations and risk analysis. Remediation typically involves the management of contaminated soils and may involve removal of structures and monitoring and/or remediation of groundwater. We have commenced remediation on eleven sites, with regulatory closure achieved at two of these locations. Of the remaining nine sites, we have completed or are near completion of soil remediation at six sites, and we expect to commence soil remediation on the other three sites. We have begun site assessment at the remaining site where no active remediation has occurred.

To date, we have incurred remediation costs of $5.8 million and have accrued an additional $6.0 million related to the sites where we have commenced or will soon commence

William Choi

November 3, 2006

remediation. We have recorded estimates of future remediation costs for these sites based on our environmental assessments and remediation plans approved by the KDHE. These estimates are recorded on an undiscounted basis. For the site that is currently in the assessment phase, we have completed some analysis, but are unable at this point to accurately estimate individual or aggregate costs that may be required to satisfy our remedial obligations. However, until the site assessment is complete and the KDHE approves the remediation plan, we will not have complete information available to us to accurately estimate remediation costs.

The costs associated with these sites do not include other potential expenses that might be incurred, such as unasserted property damage claims, personal injury or natural resource claims, unbudgeted legal expenses or other costs for which we may be held liable but with respect to which we cannot reasonably estimate an amount. As of this date, we have no knowledge of any of these types of claims. The foregoing estimates do not consider potential insurance recoveries, recoveries through rates or from unaffiliated parties, to which we may be entitled. We have filed claims with our insurance carriers relating to these sites and we have recovered a portion of our costs incurred to date. We have not recorded any amounts for potential insurance recoveries or recoveries from unaffiliated parties, and we are not recovering any environmental amounts in rates. As more information related to the site investigations and remediation activities becomes available, and to the extent such amounts are expected to exceed our current estimates, additional expenses could be recorded. Such amounts could be material to our results of operations and cash flows depending on the remediation and number of years over which the remediation is required to be completed.

Given the relative immaterial expense incurred to date and the amount expected and estimable to be incurred in the future, we believe such disclosure is appropriate.

Note N. Quarterly Financial Data (Unaudited), page 96

10.	We note that your quarterly financial data includes restated figures for the third quarter of fiscal year 2005 due to a software system error identified subsequent to the issuance of the Form 10-Q for the quarterly period ended September 30, 2005. Please tell us why you have not amended your third quarter Form 10-Q or filed an Item 4.02 Form 8-K. Please also provide us with additional background including, but not limited to, the length of time you relied upon the third party software system and the length of time that the software system had been incorrectly reversing previously recognized hedging ineffectiveness. Tell us what impact this error had on your financial statements for each period reported.

RESPONSE:

Background

We began using the module within the third-party risk management software to track our hedging transactions when we adopted EITF 02-03 “Issues Involved in Accounting for

William Choi

November 3, 2006

Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities” in 2003.

We did not identify the effect of the software reversing error during the period from 2003 to mid-2005 due to the small changes in basis price spreads between the physical delivery points (i.e., NGPL and Mid-Con) and the NYMEX, which resulted in a small overall net effect. During this period a typical spread ranged from -$0.25 to -$0.50.

During the fall of 2005 and primarily due to effects of hurricanes Katrina and Rita, basis spreads became extremely volatile, with spreads ranging to -$2.00 to -$3.00. Such volatility had not previously occurred. This price volatility continued through the winter of 2005/2006 and highlighted the software error which was discovered and quantified in March 2006, as reported in our annual report Form 10-K. Due to the timing of the hedges in place and the related basis spread volatility, the majority of the ineffectiveness misstatement occurred during the third quarter 2005.

Impact on Financial Statements

The table below shows the reporting period, dollar amount of the third-party software system error, and the percentage of continuing operations. The impact prior to December 31, 2004, was not material.

Reporting Period	Quarter Impact	YTD Impact	Qtr % of Energy Services	Qtr % of Total	YTD % of Energy Services	YTD % of Total
12/31/04	$(400)	$(400)	-1.1%	-0.4%	-0.5%	-0.2%
3/31/05	500	500	1.8%	0.5%	1.8%	0.5%
6/30/05	(1,700)	(1,200)	n/m*	-10.0%	-4.6%	-1.0%
9/30/05	(6,947)	(8,147)	-20.7%	-13.2%	-13.7%	-4.7%
12/31/05**	—	(8,147)	0.0%	0.0%	-9.3%	-2.0%

*	- not a meaningful comparison

**	- prior to adjustment

Consideration of Amended Form 10-Q or Filing of Form 8-K

As stated above, the impact of the third-party software system error primarily relates to the third quarter of 2005. The impact on all other quarters was immaterial for both the quarter and the year to date numbers for both our Energy Services segment and consolidated.

We concluded that the results of the misstatement should be recorded during the third quarter. However, we also concluded that the misstatement was not material enough to require that the third quarter Form 10-Q be amended or that a Form 8-K, Item 4.02 needed to be filed. In reaching this conclusion, we considered the impact of the error as

William Choi

November 3, 2006

well as the fact that we were prepared to file our 2005 Form 10-K. In the 2005 Form 10-K, we restated the quarterly financial statement footnote for the third quarter impact and disclosed the reason for the restatement. We also restated the third quarter 2005 financial statement in the third quarter 2006 Form 10-Q. We do not believe that a financial statement user would reach a different conclusion about our results of operations, especially considering that our 2005 Form 10-K was filed so quickly after the error was discovered.

In addition to the quantitative analysis, we also considered the qualitative impact of the restatement. The adjustment occurred in our Energy Services segment, which is our most volatile segment. The third quarter of 2005 was a very strong quarter for this segment, primarily because of the volatility in the market caused by the above mentioned hurricanes. The third quarter is normally not a strong financial quarter for this segment. Thus, whether the September 30, 2005 Form 10-Q was restated or not, the quarter would still have uncharacteristically strong results. The results would still have been interpreted by a financial statement reader as being the result of the hurricanes’ impact and not a normal recurring earnings expectation.

Note P. Stock Based Compensation, Page 98

11.	We note that the restricted stock incentive units and performance unit awards issued under your Long-Term Incentive Plan entitle the grantee to receive two-thirds of the grant in shares and one-third of the grant in cash and that compensation expense is recognized on a straight-line basis, with certain adjustments as needed based on performance. Citing applicable accounting guidance, please tell us whether you classify these awards in liabilities and/or equity and why your classification is appropriate. Please also tell us why it is appropriate to recognize compensation expense on a straight-line basis for the entire award instead of remeasuring the liability portion of the awards at each reporting period at fair value until settlement. Please also tell us how the adoption of SFAS 123(R) impacted your accounting for these awards, if at all.

RESPONSE:

Background

We adopted Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure” (Statement 148) on January 1, 2003. Statement 148 was an amendment to Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (Statement 123). We elected to begin expensing the fair value of all stock option compensation granted on or after January 1, 2003 under the prospective method allowed by Statement 148. All periods covered by our 2005 10-K were accounted for under Statements 123 and 148.

We adopted Statement of Financial Accounting Standards No. 123R, “Share-Based Payment” (Statement 123R) as of January 1, 2006, and elected to use the modified

William Choi

November 3, 2006

prospective method. Our liability awards granted prior to the adoption of Statement 123R are expensed under the requirements of Statement 123R (Statement 123R, paragraph 37), while equity awards granted prior to the adoption of Statement 123R continue to be expensed under Statement 123 (Statement 123R, paragraph 74).

Restricted Stock and Restricted Stock Unit Terms

Grant Date	Vesting Date	Instrument	Payout
2/20/2003	2/20/2006	Restricted Stock	All share
1/15/2004	1/15/2007	Restricted Stock Unit	2/3 share, 1/3 cash
2/19/2004	2/19/2007	Restricted Stock Unit	2/3 share, 1/3 cash
1/20/2005	1/20/2008	Restricted Stock Unit	2/3 share, 1/3 cash

The 2003 restricted stock awards settle in shares. Restricted stock units settle as 2/3 shares and 1/3 cash. The restricted stock and restricted stock units vest over a three-year period.

Accounting for Restricted Stock and Restricted Stock Units under Statement 123

The restricted stock and the 2/3 share portion of the restricted stock units were accounted for as equity awards with the fair value measured at the market price as if the awards were vested and issued on the grant date (Statement 123, paragraph 18). The restricted stock and the 2/3 share portion of the restricted stock units were expensed to the income statement over the service period based on the grant price. The amortization was recorded in paid-in capital (Statement 123, paragraph 30).

The cash portion of the restricted stock units was accounted for as liability awards since the awards will be settled by transferring cash (Statement 123, paragraph 25). The cash portion of the restricted stock units was expensed to the income statement over the service period. A quarterly true-up entry was recorded for the cash portion of the restricted stock units based on the share price on the last day of the quarter. The amortization was recorded as a liability (Statement 123, paragraph 25).

Accounting for Restricted Stock and Restricted Stock Units after Adoption of Statement 123R

The restricted stock and the 2/3 share portion of the restricted stock units, adjusted for estimated forfeitures, are accounted for under Statement 123 based on the modified prospective method (Statement 123R, paragraph 74). The restricted stock and the 2/3 share portion of the restricted stock units are expensed to the income statement over the service period based on the price at the date of grant and the amortization will continue to be recorded to paid-in capital.

William Choi

November 3, 2006

The 1/3 cash portion of the restricted stock units is accounted for as a liability award since these awards are settled in cash (Statement 123R, paragraph 32). The fair value of the 1/3 cash portion of the restricted stock unit awards is remeasured at the end of each reporting period based on the fair market value of our common stock at the end of the reporting period reduced by expected dividend payments prior to vesting. Compensation cost for each period until settlement is based on the change, or a portion of the change depending on the percentage of the requisite service period that has been rendered at the reporting date, in the fair value of the award (Statement 123R, paragraph 37).

Performance Units Terms

Grant Date	Vesting Date	Payout
2/20/2003	2/20/2006	All share
1/15/2004	1/15/2007	2/3 share, 1/3 cash
2/19/2004	2/19/2007	2/3 share, 1/3 cash
1/20/2005	1/20/2008	2/3 share, 1/3 cash
2/17/2005	2/17/2008	2/3 share, 1/3 cash

The 2005 and 2004 performance units are payable as 2/3 shares and 1/3 cash, while the 2003 performance units are payable in shares. The performance units vest over a three-year period based on service and performance against a group of 20 peer companies. Depending on the total shareholder return of ONEOK compared to a group of 20 peer companies, the units can vest at 0-200 percent of the original award grant.

Accounting for Performance Units under Statement 123

The share portion of the performance units was accounted for as an equity award with the fair value measured at the market price as if the awards were vested and issued on the grant date (Statement 123, paragraph 18). The share portion of the performance units was expensed to the income statement over the service period with the amortization recorded to paid-in capital based on the number of awards granted multiplied by the market price at the grant date (Statement 123, paragraph 30). Management reviewed our peer group ranking on a quarterly basis, determined if a change to the expected performance payout percentage was needed and, if so, a true-up entry was recorded (Statement 123, paragraph 29).

The cash portion of the performance units was accounted for as a liability award since the awards will be settled by transferring cash (Statement 123, paragraph 25). The cash portion of the performance units was expensed to the income statement over the service period with the amortization recorded as a liability. A quarterly true-up entry was

William Choi

November 3, 2006

recorded for the cash portion of the units based on the share price on the last day of the quarter and was adjusted for the expected performance payout percentage (Statement 123, paragraph 25).

Accounting for Performance Units after Adoption of Statement 123R

The performance units that settle 100 percent in shares and the performance units that settle 2/3 in shares continue to be accounted for under Statement 123 based on the modified prospective method (Statement 123R, paragraph 74). We will continue to expense the fair value of the awards over the service period and the amortization will continue to be recorded to paid-in capital. The fair value was determined at the grant date by our outside valuation firm.

The 1/3 cash awards related to the 2005 and 2004 performance units are classified as liability awards under Statement 123R since these awards will be settled in cash (Statement 123R, paragraph 32). The fair value of the 1/3 cash awards is remeasured at the end of each reporting period. Compensation cost for each period until settlement is based on the change, or a portion of the change depending on the percentage of the requisite service period that has been rendered at the reporting date, in the fair value of the award (Statement 123R, paragraph 37).

We utilized an outside valuation firm to develop a customized Monte Carlo model based on the specific provisions of our plan. This model is used to estimate the fair value of the liability awards at the end of each reporting period.

Note O. Earnings Per Share Information, Page 103

12.	Please explain in further detail how your fiscal 2003 earnings per share computations are consistent with the guidance of EITF 03-6, SFAS 128, and EITF Topics D-42 and D-95. Specifically, tell us how you calculated the two-class dilution of $0.08 per share. Please also further explain how you reflected the premiums on the repurchase and exchange of your Series A Convertible Preferred Stock in your EPS computations and your basis in GAAP for offsetting them with the additional dilution resulting from application of the two-class method.

RESPONSE:

Westar Industries, Inc. (Westar) owned 19,946,448 shares of ONEOK Series A convertible Preferred Stock (Series A Stock). On January 9, 2003, ONEOK entered into an agreement with Westar to repurchase a portion of the Series A stock and to exchange Westar’s remaining 10.9 million shares of Series A stock for 21.8 million newly-created shares of ONEOK’s $0.925 Series D Convertible Preferred Stock (Series D Stock). The Series A Stock was convertible into two shares of common stock, and the Series D Stock is convertible into one share of common stock. The terms of the Series D Stock differed from the Series A Stock, in that (a) the Series D Stock had a fixed quarterly cash dividend of

William Choi

November 3, 2006

23.125 cents per share (92.5 annual dividend), while the Series A Stock participated in dividends at the rate of 1.25 times the common dividend, with a minimum of $1.80 per share annually.

ETIF Topic D-42 provided the following guidance:

If a registrant redeems its preferred stock, the SEC staff believes that the excess of (1) fair value of the consideration transferred to the holders of the preferred stock over (2) the carrying amount of the preferred stock in the registrant’s balance sheet should be subtracted from net earnings per share. The staff believes that the excess of the fair value of the consideration transferred to the holders of the preferred stock over the carrying amount of the preferred stock in the registrant’s balance sheet represents a return to the preferred stockholder and, therefore, should be treated in a manner similar to the treatment of dividends paid to the holders of the preferred stock in the calculation of earnings per share. Dividends on preferred stocks are deducted from net earnings to arrive at net earnings available to common shareholders.

As discussed above, the Series A Stock is a participating security. As a result, Statement 128 (as interpreted by EITF Topic D-95) required the application of the two-class method in the basic and diluted EPS calculations. From issuance until redemption of the Series A Stock, this resulted in the allocation of undistributed earnings to the Series A Stock and dilution to the common shareholders in the EPS calculations.

EITF Topic D-95 was applicable to the Series A Stock repurchased since the securities were participating. EITF Topic D-95 was applied to our EPS calculations since May 2000 and continued through the date of redemption resulting in the application of the two-class method and the allocation of undistributed earnings to the Series A Stock through the date of redemption. Through the redemption date, approximately $95 million in undistributed earnings had been allocated to the Series A Stock under the provisions of EITF Topic D-95.

EITF Topic D-42 indicates that upon redemption, the excess of the fair value of the consideration transferred to the holders of the Series A Stock over the carrying value should be subtracted from net earnings to arrive at net earnings available to common shareholders in the calculation of basic earnings per share. However, EITF Topic D-42 does not specifically contemplate the redemption of participating securities, nor does it consider the impact that the application of EITF Topic D-95 had on EPS (which resulted in a reduction of basic and diluted EPS since the two-class method was dilutive). As a result, if the “premium” paid on the preferred stock would have been treated as a deemed dividend pursuant to EITF Topic D-42 that reduces income available to common shareholders, the common shareholders would be “penalized” twice with respect to EPS. First through the allocation of undistributed earnings in the application of the two-class method, and then again when those undistributed earnings are in essence distributed via the redemption of the preferred stock. Such results would not properly reflect the economics of the securities. Under the preferred stock exchange transaction in January

William Choi

November 3, 2006

2003, the ETIF Topic D-42 premium was approximately $53 million with an additional premium paid in the cash redemption of the remaining Series A of $44 million.

Based on the above, we concluded it was appropriate to offset the premium paid to redeem the Series A Stock with those previously undistributed earnings allocated to the redeemed stock, with any residual premium treated as a deemed dividend. This would effectively link the guidance in EITF Topics D-42 and D-95 with respect to the overall impact participating securities have on EPS, and would not unduly “penalize” common EPS. There is no specific guidance to establish this “linking of EITF Topics”, but we concluded that it provided for the most accurate presentation of EPS over the term of the Series A Stock. We consulted with our external auditors, KPMG, and their national office, who concurred with our calculation and presentation.

The following schedule calculates the deemed dividend (in thousands).

Cash paid on redemption ($300,000) and estimated fair value of Series D Stock issued ($363,031)	$662,031
Carrying value of Series A Stock redeemed/exchanged	564,399

Premium paid	97,632
Undistributed earnings allocated to Series A Stock from inception through redemption, pursuant to D-95	94,469

Excess premium (deemed dividend)	$3,163

The following schedule calculates the two-class dilution of $.08 per share. (in thousands, except per share amounts)

Net Income		$38,313
Less: Preferred dividends	$8,976
Excess premium	3,163	12,139

Less: Common dividends		12,371

Undistributed earnings		$13,803

Allocation of undistributed earnings

Preferred Shares – 39,894

Common Shares – 62,315

William Choi

November 3, 2006

To Preferred

1.25 (39,894) / [1.25(39,894) + 62,315] x $13,803 = $6,136

$6,136 / 39,894 = $.154

To Common

62,315 / [1.25(39,894) + 62,315] x $13,803 = $7,667

$7,667 / 62,315 = $.123

	Preferred	Common
Distributed earnings	$.304	$.170
Undistributed earnings	.154	.123

	$.458	$.293

Income from continuing operations Available for common stock and conversion of Series A Stock	$.37
Basic EPS from continuing operation under D-95.29

Further dilution from applying the “two class” method	$.08

Undistributed earnings for the period have been allocated to the participating Series A Stock based on the 125 percent dividend premium based on the contractual terms (EITF 03-6, Issue 3). Additionally, the dilution resulting in basic earnings per share using the two-class method resulted in an additional $.08 of dilution (ETIF 03-6, Issue 7).

Schedule II – Valuation and Qualifying Accounts

13.	We note that your filing excludes a Valuation and Qualifying Accounts schedule that lists, by major classes, all valuation and qualifying accounts and reserves not included in specific schedules. We further note that your financial statements include, at a minimum, valuation accounts such as provisions for uncollectible accounts receivable and deferred valuation tax allowances. Please either revise future filings to include this schedule or otherwise tell us why you believe the schedule is not required. Please show us what the schedule would have looked like for the historical periods presented. See Rules 5-04 and 12-09 of Regulations S-X.

RESPONSE:

We acknowledge the requirements of Rule 5-04 (c) and 12-09 of Regulation S-X. Rule 5-04(c) refers to Rule 4.02, which states “if the amount which would otherwise be required to be shown with respect to any item is not material, it need not be separately set forth.” We

William Choi

November 3, 2006

have evaluated our valuation and qualifying accounts and have determined them to be immaterial to warrant disclosure. Total valuation and qualifying accounts are approximately .1 percent of total assets and .5 percent of accounts receivable at December 31, 2005. In addition to the quantitative factors, we considered qualitative factors surrounding this disclosure. We determined that the omission of this schedule would not change or influence the judgment of a reasonable person relying on this report. Had the schedule been included in our 2005 Form 10-K, it would have included the following:

		Additions
	Balance at Beginning of Year	Charged to Costs and Expenses	Charged to Other Accounts	Deductions for Purposes for which Reserves were Created	Balance at End of Year
Allowance for doubtful accounts:
2005	$12,405	$15,740	$—	$16,329	$11,816
2004	13,217	12,622	—	13,434	12,405
2003	13,186	14,104	—	14,073	13,217
Deferred tax valuation allowance:
2005	$3,426	$(2,764)	$—	$662	$—
2004	6,208	801	—	3,583	3,426
2003	12,123	1,339	—	(7,254)	6,208

Form 10-Q for the Fiscal Quarter Ended June 30, 2006

Note E. Goodwill and Intangibles, Page 15

14.	Please clarify for us your disclosure on page 16 that the adoption of EITF 04-5 resulted in $32.0 million of goodwill which was previously recorded as your equity investment in ONEOK Partners. Please also tell us why you performed the annual goodwill impairment test for your ONEOK Partners segment as of two different dates.

RESPONSE:

The $32 million represents the equity method goodwill resulting from our 2.7 percent acquisition of Northern Border Partners, L.P. (NBP). In November 2004, we purchased 82.5 percent of the general partner interest and 500,000 limited partner units of NBP for $178 million, including acquisition costs. Prior to the adoption of EITF 04-5, the purchase price was assigned to our equity investment in NBP and presented in our balance sheet as Investment and Other. Upon adoption of EITF 04-5 we began to consolidate NBP. The investment was comprised of equity in NBP of $23 million, intangible assets of $123 million and goodwill of $32 million. In consolidation, the $23 million assigned to the equity of NBP was eliminated against NPB’s equity accounts and the intangible assets and goodwill were recorded in our balance sheet as Goodwill and Intangibles.

William Choi

November 3, 2006

ONEOK has utilized an annual impairment testing date of January 1 since its adoption of Statement 142. NBP (now known as ONEOK Partners) utilized an annual impairment testing date of October 1 since its adoption of Statement 142. In April 2006, we completed a transaction with ONEOK Partners that resulted in ONEOK Partners acquiring the gathering and processing, natural gas liquids, and pipelines and storage assets formerly owned directly by ONEOK. Those assets had been tested for impairment as of January 1, 2006. The transaction with ONEOK Partners did not have any impact on the fair value or the carrying value of these assets, although our January 1, 2006 impairment test was updated in connection with the transaction. Under EITF 04-5, ONEOK consolidates ONEOK Partners, thus goodwill in our ONEOK Partners segment was tested as of two different dates.

Following completion of the transactions between ONEOK and ONEOK Partners, we completed a comparison of accounting policies of the entities. As part of this review, ONEOK and ONEOK Partners have changed their annual impairment testing date to July 1. Both ONEOK and ONEOK Partners have obtained preferability letters from their external auditor for the change in testing dates. The test as of July 1, 2006 has been completed and no impairments were indicated.

* * * * * * * * * * * * * * * *

In connection with our responses included herein, ONEOK, Inc. acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In the event that you have any further questions or need additional information relating to the foregoing comments, please contact the undersigned. Otherwise, we would appreciate confirmation from you as soon as possible that the foregoing responses satisfactorily respond to the comments discussed in your letter and that no further action on our part is required.

Sincerely,

/s/ Jim Kneale
Jim Kneale
Executive Vice President-
Finance and Administration
and Chief Financial Officer